Filed by: Pavilion Bancorp, Inc. pursuant to
Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: First Defiance Financial Corp.
Commission File No.:0-26850

March 3, 2008

Dear Bank of Lenawee Business Checking Account Customer,

As you may already know, Bank of Lenawee will become First Federal Bank at the close of business on Friday, March 14, 2008, pending shareholder approval. What does this mean to you? First, it means your business accounts will automatically transfer to First Federal Bank after the close of business on March 14th. Second, it means First Federal Bank will work diligently to earn your trust and provide the best service, the most innovative products and the business-friendly solutions you need!

We want to get to know you and understand your business needs as soon as possible, so if we haven’t already, we will be contacting you to set up an informational visit or phone call. At that time we will provide specific descriptions of our products, and answer your questions about First Federal Bank’s commercial services. The chart below will tell you which First Federal Bank product you will be transferred to effective Monday, March 17th. However, we will conduct a thorough analysis of your account needs after the conversion and help determine the best long-term combination of services we can provide to you.

If you have this Bank of Lenawee Account...	Value Venture Independent Enterprise	Regular Business Big Kahuna Perfect Practice	Brokerage Sweep Repurchase @ 1st Business Repurchase @ 2nd Business	Business Plus
...Your new First Federal Bank account will be:	Free Small Business Checking	Standard Business Checking	Repurchase Sweep Account	Money Market Deposit Account
Earnings Credit or interest	None	Yes, tiered Earnings Credit rates and APYs* starting at balances of $1.	Yes, tiered APYs* starting at balances of $1
Monthly Maintenance Fee	None, if under 200 items per statement cycle	$9/month Can be offset by earnings credit*	$40 analysis charge to business account*	$6.00/month if balance goes below $1000 during statement cycle
Other Benefits	Free coin sorting bag Free deposit bags 24 hour night depository Monthly statements $50 credit towards first order of checks	Free coin sorting bag Free deposit bags 24 hour night depository Monthly statements	Free coin sorting bag Free deposit bags 24 hour night depository Monthly statements Cash Management Services
* Other analysis fees may apply. Additional fees may also be assessed for each check deposited, check paid, deposits, cash management services, ACH transactions, courier services, sweeps, cash delivery, etc.

In the meantime, here are a few important notes:
1.)	Your current Bank of Lenawee commercial checks will clear with no problems until September 15, 2008. However, your next check order will need to be for First Federal Bank checks. In appreciation for your understanding during the transition, we will place your first order of 300 business checks free of charge. Just go to any former Bank of Lenawee office before March 14th or any First Federal Bank office anytime after March 17 and we will be happy to help you. If you do not usually order your checks from the bank, we will still reimburse you for your first order of up to 300 checks. All you need to do is bring in your receipt.
2.)	The First Federal Bank routing number to use when ordering checks is 241270851.
3.)	After March 17th, no monthly service fees will apply to your account for 90 days (excluding any overdraft charges), even if fees would normally apply to your account.
4.)	If you currently participate in Bank of Lenawee’s Mobile Banking service, you will continue to receive that service.
5.)	If you also have a business loan with us, First Federal Bank will honor the terms and interest rate arrangements in place with your current Bank of Lenawee loan. The payments, payment due dates and grace period will remain the same as well. You will be receiving a monthly loan statement, which will be sent to you approximately ten days before the payment due date. If you currently make automatic payments your payments will continue to be made electronically, however you will also receive a paper statement every month to help you track your loan payments.
6.)	If your account converted to First Federal Bank’s Free Small Business Checking Account, you will now qualify for our Overdraft Privilege Product. Enclosed is a brochure detailing information on this product.

At First Federal Bank, we have a special interest in business customers. We think you’ll find our products beneficial and our customer service superior.

If you have any questions, please feel free to call me at First Federal Bank at 1-800-472-6292 or Marcy Brown (517-266-5079) or Julie Miller (517-266-5049) at Bank of Lenawee. We look forward to working with you.

Sincerely,

/s/ Ken Wenner
Ken Wenner
Vice President
Commercial Deposit Products Manager
First Federal Bank

Enclosure: Overdraft Privilege brochure

601 Clinton Street • Defiance OH 43512
www.first-fed.com • Phone: 1-800-472-6292 or (419)782-5015
Member FDIC

This communication shall not constitute an offer to sell or the solicitation of and offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification of the securities under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

First Defiance filed with the SEC (i) a Registration Statement on Form S-4 on December 12, 2007 and as amended on January 31, 2008 and (ii) a Rule 424(b)(3) prospectus/proxy statement on February 8, 2008, each concerning the merger of Pavilion Bancorp, Inc. into First Defiance (the “Merger”).  WE URGE INVESTORS TO READ THESE DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION.  Investors are able to obtain the documents free of charge at the SEC’s website, www.sec.gov.  In addition, documents filed with the SEC by First Defiance are available free of charge from the Secretary of First Defiance at 601 Clinton Street, Defiance, Ohio 43512, telephone (419) 782-5015.  INVESTORS SHOULD READ THE FORM S-4 AND PROSPECTUS/PROXY STATEMENT CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.  Copies of all recent proxy statements and annual reports of First Defiance are also available free of charge by contacting First Defiance’s secretary.

First Defiance, Pavilion and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies to approve the Merger.  Additional information about the directors and executive officers of First Defiance may be obtained through the SEC’s website from the definitive proxy statement filed by First Defiance with the SEC on March 20, 2007.  Additional information about the directors and executive officers of Pavilion may be obtained through the SEC’s website from the definitive proxy statement filed by Pavilion with the SEC on March 20, 2007.  Additional information about participants in the proxy solicitation and their interests in the transaction is contained in the joint prospectus/proxy statement filed with the SEC.